Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated February 8, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __T__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __T__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1. News release dated January 21, 2002 entitled "PANAFON-VODAFONE BECOMES VODAFONE".

2. News release dated January 22, 2002 entitled "VODAFONE TOPS 100 MILLION CUSTOMERS".

3. News release dated January 24, 2002 entitled "VODAFONE, IBM AND MOTOROLA RESEARCH MOBILE DEVICE MANAGEMENT TO DELIVER ENHANCED SERVICES TO CUSTOMERS".

4. News release dated January 25, 2002 entitled "VODAFONE AGREES TERMS FOR THE SALE OF ARCOR'S RAILWAY SPECIFIC FIXED-LINE TELECOMMUNICATIONS ACTIVITIES TO DEUTSCHE BAHN".

5. News release dated January 29, 2002 entitled "QUARTERLEY KPIs SHOW OVER 4.2M NEW CUSTOMERS; CONTINUED ARPU STABILISATION AND UPWARD TREND IN DATA".

6. News release dated February 8, 2002 entitled "VODAFONE LAUNCHES SIX-POINT PLAN TO COMBAT MOBILE PHONE CRIME".

2001/011
8 February 2002

VODAFONE LAUNCHES SIX-POINT PLAN TO COMBAT MOBILE PHONE CRIME

Vodafone UK today announced that it is launching a package of measures aimed at reducing mobile phone crime. The Home Office has endorsed Vodafone's proposals and will be working with the industry to introduce some of the changes.

The new measures will enhance Vodafone's existing policy of immediately barring SIM cards in all phones reported lost or stolen, disabling any other user from being able to make calls using that customer's phone credit or charging calls to their account.

Vodafone's "Fighting Mobile Crime" plan will immediately address stolen Pay as you Talk phones, which make up the majority of phones on Vodafone's network.

The 6 elements of the plan are as follows:

1. **Upgraded SIM barring system**: Any SIM card inserted into a stolen Vodafone handset will automatically be barred from use in any handset on the Vodafone network. This system will extend over time to cover any handset on any UK network. This will be introduced for Pay as you Talk phones by the end of February and include Vodafone Contract phones by the end of June.

2. **Establishing an Equipment Identity Register (EIR)**: Investment in an EIR will be brought forward. From September, Vodafone will introduce a system able to identify and track stolen mobile phones both for today's handsets and for next generation phones and devices.

3. **Improving IMEI security**: Working through the Mobile Industry Crime Action Forum – MICAF - with mobile Manufacturers to improve IMEI (coded handset identity) security for current and next generation of phones and devices.

4. **Blacklist sharing across all operators**: Vodafone will be working with other Operators, through MICAF, to ensure sharing of blacklists of stolen mobile phones towards establishing an industry-wide shared system to combat mobile phone theft and fraud.

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Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX

5. **Legislative changes**: Lobbying Government to introduce legislation making it a criminal offence to change IMEIs.

6. **"Take the Initiative" crime prevention campaign**: Targeted at all mobile phone customers in the UK – Phone Security Marking schemes, leaflets and advice for all users available at Vodafone's 360 High Street stores; advice and information for Vodafone customers delivered with customer bills and through customer magazines.

Gavin Darby, Chief Operating Officer of Vodafone UK, commented: "Vodafone takes the issues of customer safety and mobile phone theft and fraud very seriously. We are introducing an enhanced set of initiatives immediately, which incorporates system upgrades, improved cross-industry working and a campaign to drive greater awareness amongst all users to help combat the theft of mobile phones. In addition, we are proposing legislative changes to the Government. We want Vodafone customers to be confident they are buying into a package of security measures when they select our network."

Home Office Crime Reduction Minister, John Denham, welcomed the move: "I am delighted that Vodafone has agreed to take a big step forward in protecting their customers by announcing that they will stop stolen Vodafone handsets being used on their network, extending this to all networks in due course. This will make their phones less attractive for criminals to steal since they will be much more difficult to re-use. I commend them for the action that they have taken."

- ends -

For further information contact:
Anna Cloke, Head of UK Corporate Communications, or
Libby Pritchard, Press Relations Manager
Telephone: +44 (0) 7000 500100
E-mail: press.office@vodafone.com

NOTES TO EDITORS:

1. EIR – An Equipment Identity Register is a database within the network that contains details of handset serial numbers (IMEIs). The database can be used to record details of stolen handsets and the network can be configured to periodically check that the equipment in use by a customer has not been added to the list of stolen handsets. If this check indicates that the handset has been reported stolen then the handset is permanently denied access to the network.

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2. IMEI – The International Mobile Equipment Identifier is a 15-digit number that is programmed into the handset by the manufacturer. The IMEI can be found printed on a label where the battery is inserted or by dialling *#06# on the handset keypad.

3. SIM – The Subscriber Identity Module, is the smart card or 'gold chip' that is inserted into the handset in order to gain access to the network. A SIM can be moved from one handset to another enabling the user to transport their phone number and list of contact numbers.

4. MICAF – Mobile Industry Crime Action Forum, set up by the industry to represent mobile operators, mobile manufacturers and mobile industry specialists. MICAF spokesperson is Jack Wraith on 0208 778 9864.

5. Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in Oftel's nationwide drive-around call success rate survey, achieving an average of 97.4% - topping the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

   Vodafone UK has over 13.1 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately nine million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 304 networks in 130 countries.

2002/010
29 January 2002

QUARTERLY KPIs SHOW OVER 4.2M NEW CUSTOMERS; CONTINUED ARPU STABILISATION AND UPWARD TREND IN DATA

Vodafone Group Plc ("Vodafone") today announces key performance indicators for the three month period to 31 December 2001. The main highlights are:

- Strong customer growth with over 4.2m proportionate net new customer additions, resulting in 99.9m proportionate customers and over 222m venture customers
- Registered blended average revenue per user ("ARPU") remains stable in major markets with a less than expected seasonal effect
- Data revenue rose to over 12% of service revenues for the Group's controlled operations in December and over 10% in the year to date
- Exceptional net customer growth in Italy achieved with 12 month rolling ARPU unchanged
- Good quality of customer growth in the UK and strong growth in data revenues increasing to almost 13% in December and more than 10% for the year to date
- Strong contract customer growth in Germany with expected levels of prepaid churn
- Continued focus on value customers

Sir Christopher Gent, Chief Executive of Vodafone, commented: "This quarter, we have both continued to improve the mix of our customer base and achieved a better than anticipated level of customer growth. Adjusting for the seasonal effect, ARPU continues to stabilise and data in our controlled properties is now contributing double-digit percentage levels to service revenues.

"In the year ahead, we expect some improvement in ARPU, as activity levels increase following the heavy period of customer growth in the last year, and as further voice and data services are introduced in our markets."

Customer Growth

Overall, more than 4.2 million registered proportionate new customers were added in the quarter, 3.1 million organically with just over 1 million through stake increases, primarily in J-Phone Vodafone in Japan. The quality of growth in the quarter continued to improve the overall customer mix as more higher value contract customers were added to the base. Activity levels, which were similar to the previous quarter, are expected to improve as the long term churn policies typical in countries such as Germany and Italy start to take effect.

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Vodafone Group Plc
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
Telephone: (07000) 500100, Facsimile: (01635) 677139
World-Wide Web Home Page http://www.vodafone.com

Registered Blended ARPU

Registered blended ARPU continues to stabilise, allowing for the normal seasonal impact with a lower number of working days, in countries with a larger percentage of corporate customers. The good ARPU performance in Italy in the Christmas quarter reflects the higher percentage of consumer customers in the base.

Data as a Percentage of Service Revenues

Data as a percentage of revenues continues to grow on a like-for-like basis with the Group's controlled operations recording over 10% in the year to December and over 12% in the month of December. Strong improvements were recorded in the UK and also in Italy where data revenues benefited from a successful Christmas messaging campaign.

- ends -

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Investor Relations Manager
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

Important Information Concerning Certain Statements in this Press Release.

This press release contains forward-looking statements concerning the future revenues of Vodafone and some of our plans and objectives with respect to these items. By their nature, forward-looking statements are inherently predictive and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future, many of which are beyond our control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions in markets served by the operations of Vodafone and its subsidiaries (together, the "Vodafone Group") and other changes that would adversely affect the level of demand for mobile telephone services, greater than anticipated costs associated with developing such networks and/or providing such services, delays, impediments or other problems associated with the roll-out and scope of GPRS and/or 3G technology, networks and services, the obsolescence of existing technology, the possibility that technologies will not perform according to expectations or that vendors' performances will not meet Vodafone's requirements, including the delivery and performance of GPRS handsets and other key products from our suppliers, the ability of the Vodafone Group to develop competitive data content and services, the ability to enter into strategic partnerships with suppliers and the ability to realise benefits from entering into any such partnerships, changes in the regulatory framework in which the Vodafone Group operates, including regulatory actions in connection with pending or future acquisitions. All subsequent written or oral forward-looking statements attributable to Vodafone or any of its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Vodafone undertakes no obligation to, and does not intend to, update these forward-looking statements.

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vodafone

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

QUARTERLY PROPORTIONATE NET CUSTOMER ADDITIONS – 1 OCTOBER 2001 TO 31 DECEMBER 2001

			CUSTOMER BASE				
COUNTRY	OPERATOR	PERCENTAGE OWNERSHIP[1] (%)	AT START OF PERIOD (thousands)	NET ADDITIONS (thousands)	STAKE CHANGES[2] (thousands)	AT END OF PERIOD (thousands)	PERCENTAGE PREPAID[4] (%)
NORTHERN EUROPE							
UK	Vodafone	100.0	12,799	365	-	13,164	63
Ireland	Eircell Vodafone	100.0	1,611	90	-	1,701	72
Netherlands	Vodafone	70.0	2,256	6	-	2,262	65
Sweden	Europolitan Vodafone	71.1	762	26	-	788	26
Others			4,713	232	1	4,946	51
TOTAL			**22,141**	**719**	**1**	**22,861**	**57**
CENTRAL EUROPE							
Germany	Vodafone D2	99.7	21,787	25	12	21,824	59
Hungary	Vodafone	59.4	169	83	31	283	91
Others			1,498	21	-	1,519	40
TOTAL			**23,454**	**129**	**43**	**23,626**	**55**
SOUTHERN EUROPE							
Greece	Vodafone	52.8	1,423	100	-	1,523	72
Italy	Omnitel Vodafone	76.5	12,738	592	5	13,335	91
Malta	Vodafone	80.0	105	10	-	115	93
Portugal	Vodafone	50.9	*	*	-	*	*
Spain	Vodafone	91.6	6,824	171	-	6,995	55
Albania	Vodafone	76.9	41	50	-	91	99
Others			*	*	-	*	*
TOTAL			**22,815**	**1,061**	**5**	**23,881**	**78**
AMERICAS							
United States	Verizon Wireless[3]	44.2	12,658	335	-	12,993	6
Others			590	51	-	641	78
TOTAL			**13,248**	**386**	**-**	**13,634**	**11**
ASIA PACIFIC							
Japan	J-Phone Vodafone	69.7	6,726	370	1,012	8,108	4
Australia	Vodafone	95.5	1,991	35	-	2,026	36
New Zealand	Vodafone	100.0	1,077	(33)	-	1,044	77
Others			1,439	145	-	1,584	51
TOTAL			**11,233**	**517**	**1,012**	**12,762**	**45**
MIDDLE EAST AND AFRICA							
Egypt	Vodafone	60.0	844	117	-	961	89
Others			1,879	254	-	2,133	83
TOTAL			**2,723**	**371**	**-**	**3,094**	**84**
GROUP TOTAL			**95,614**	**3,183**	**1,061**	**99,858**	**50**

1 All ownership percentages are stated as of 31 December 2001 and exclude options, warrants or other rights or obligations of Vodafone Group Plc to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

2 Represents the acquisition of certain minority interests in Vodafone AG (formerly Mannesmann AG) during the period and the increased interest in J-Phone following completion of the Japan Telecom tender offer on 12 October 2001.

3 The Group's proportionate customer base has been adjusted for Verizon Wireless's proportionate ownership of its customer base across all its network interests of approximately 98.2%. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter dependent on the underlying mix of net additions across each of these networks.

4 Prepaid customer percentages are calculated on a venture basis.

* Listed subsidiary still to report

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 31 DECEMBER 2001

COUNTRY	OPERATOR	CONTROLLED ACTIVE[1] PREPAID (%)	CONTRACT (%)	TOTAL (%)	CONTROLLED INACTIVE (%)
NORTHERN EUROPE					
UK	Vodafone†	75	99	84	16
Ireland	Eircell Vodafone	97	98	97	3
Netherlands	Vodafone	89	99	92	8
Sweden	Europolitan Vodafone†	84	91	89	11
TOTAL		**80**	**98**	**87**	**13**
CENTRAL EUROPE					
Germany	Vodafone D2	88	95	91	9
Hungary	Vodafone†	93	99	94	6
TOTAL		**88**	**95**	**91**	**9**
SOUTHERN EUROPE					
Greece	Vodafone†	71	92	77	23
Italy	Omnitel Vodafone	93	91	93	7
Malta	Vodafone	94	99	94	6
Portugal	Vodafone	*	*	*	*
Spain	Vodafone	87	94	90	10
Albania	Vodafone[2]	N/A	N/A	N/A	N/A
TOTAL		**90**	**94**	**90**	**91**
ASIA PACIFIC					
Japan	J-Phone Vodafone[2]	N/A	N/A	N/A	N/A
Australia	Vodafone	88	95	92	8
New Zealand	Vodafone	97	99	97	3
TOTAL		**92**	**95**	**94**	**6**
MIDDLE EAST AND AFRICA					
Egypt	Vodafone	96	94	96	4
TOTAL		**96**	**94**	**96**	**4**
CONTROLLED GROUP TOTAL		**87**	**95**	**90**	**10**

1 Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).

2 No customer activity information is presently available in either Albania, where network services commenced in August 2001, or Japan where the agreed tender offer for Japan Telecom completed on 12 October 2001. In both these networks, systems are being enabled to report customer activity in the near future.

* Listed subsidiary still to report.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 12 MONTHS TO 31 DECEMBER 2001

Operator		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Vodafone D2	EUR	27	24	27	24	25	25	26	26	25	26	24	24
Omnitel Vodafone	EUR	27	25	29	27	28	29	30	28	27	28	26	27
J-Phone Vodafone	JPY	8,100	8,600	7,200	8,100	7,600	7,800	7,600	8,200	7,900	7,500	7,900	7,700
Vodafone UK	GBP	23	23	24	21	23	23	23	23	23	23	23	21

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 31 DECEMBER 2001[1]

		ARPU[2]			
COUNTRY	OPERATOR	LOCAL CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
NORTHERN EUROPE					
UK	Vodafone	GBP	132	530	274
Netherlands	Vodafone	EUR	*	*	*
Sweden	Europolitan Vodafone	SEK	*	6,623	5,310
CENTRAL EUROPE					
Germany	Vodafone D2	EUR	112	572	303
Hungary	Vodafone	HUF	35,160	206,597	53,316
SOUTHERN EUROPE					
Greece	Vodafone	EUR	*	*	*
Italy	Omnitel Vodafone	EUR	286	765	332
Malta	Vodafone	MTL	99	911	183
Portugal	Vodafone	EUR	*	*	*
Spain	Vodafone	EUR	140	653	369
ASIA PACIFIC					
Japan	J-Phone Vodafone	JPY	N/A	N/A	94,331[3]
Australia	Vodafone	AUD	284	885	684
New Zealand	Vodafone	NZD	285	1,801	637
MIDDLE EAST AND AFRICA					
Egypt	Vodafone	EGP	966	2,621	1,173

1 Vodafone introduced a new industry measurement of active customers in March 2001. As there is no historical information prior to 31 March 2001, Vodafone will include active ARPU numbers when it has a history of performance for a proper basis of comparison. However, the underlying levels of active customer spend continue to be higher than the reported registered ARPU.

2 ARPU is calculated for the 12 month period to 31 December 2001 and excludes handset revenues and connection fees.

3 This number is not directly comparable to the 12 months to September ARPU number previously disclosed, which included a degree of estimated information up to and including December 2000. The basis for reporting ARPU by J-Phone Vodafone has now been more closely aligned to the Group's methodology.

* Listed subsidiary still to report.

vodafone

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

PROPORTIONATE BASIS		12 MONTHS TO 31 DECEMBER 2001			DECEMBER 2001 (MONTH ONLY)		
COUNTRY	OPERATOR	MESSAGING DATA	INTERNET DATA	TOTAL DATA	MESSAGING DATA	INTERNET DATA	TOTAL DATA
NORTHERN EUROPE							
UK	Vodafone[1]	9.0%	1.1%	10.1%	12.1%	0.8%	12.9%
Others		5.2%	0.2%	5.4%	7.4%	0.3%	7.7%
TOTAL		**7.4%**	**0.7%**	**8.1%**	**10.0%**	**0.6%**	**10.6%**
CENTRAL EUROPE							
Germany	Vodafone D2	13.9%	0.4%	14.3%	14.2%	0.4%	14.6%
Others		6.3%	0.2%	6.5%	8.2%	0.5%	8.7%
TOTAL		**13.0%**	**0.4%**	**13.4%**	**13.5%**	**0.4%**	**13.9%**
SOUTHERN EUROPE							
Italy	Omnitel Vodafone	8.0%	0.2%	8.2%	10.8%	0.3%	11.1%
Others		7.6%	0.1%	7.7%	7.9%	0.1%	8.0%
TOTAL		**7.8%**	**0.2%**	**8.0%**	**9.5%**	**0.2%**	**9.7%**
AMERICAS							
United States	Verizon Wireless	-	0.5%	0.5%	0.1%	0.5%	0.6%
Others		-	-	-	-	-	-
TOTAL		**-**	**0.5%**	**0.5%**	**0.1%**	**0.5%**	**0.6%**
ASIA PACIFIC							
Japan	J-Phone Vodafone[2]	4.6%	7.7%	12.3%	5.1%	8.7%	13.8%
Others		5.5%	0.2%	5.7%	6.3%	0.3%	6.6%
TOTAL		**4.8%**	**6.0%**	**10.8%**	**5.3%**	**7.1%**	**12.4%**
MIDDLE EAST AND AFRICA		**3.1%**	**-**	**3.1%**	**4.2%**	**-**	**4.2%**
PROPORTIONATE GROUP TOTAL[3]		**6.5%**	**1.3%**	**7.8%**	**7.6%**	**1.7%**	**9.3%**

STATUTORY BASIS						
CONTROLLED GROUP TOTAL[3]	**9.1%**	**1.0%**	**10.1%**	**9.6%**	**2.6%**	**12.2%**

1 With effect from the quarter ended 31 December 2001, the UK now reports SMS interconnect revenue and certain other data revenues as part of non-voice revenues, having previously been included in voice revenues. The annual and monthly percentages for September 2001 on this new basis were 8.9% and 11.3% respectively compared to the previously reported 8.0% and 9.2% respectively.

2 The basis for reporting data revenues by J-Phone has been more closely aligned to the Group's methodology. Previously, data revenues had been estimated on the basis of volume of data traffic whereas it is now reported on the basis of data billed to customers. The impact of this alignment to the Group's methodology has been to reduce the previously reported annual and monthly percentages for September 2001 of 11.8% and 14.6% respectively to 10.5% and 12.5% respectively.

3 The impact of the above changes in (1) and (2) above on the previously reported Group percentages were to leave the proportionate Group total annual and monthly percentages for September 2001 unchanged at 7.1% and 8.4% respectively and to increase the statutory controlled Group total annual and monthly percentages for September 2001 from 9.1% and 9.9% respectively to 9.2% and 10.3% respectively.

2002/009
25 January 2002

VODAFONE AGREES TERMS FOR THE SALE OF ARCOR'S RAILWAY SPECIFIC FIXED-LINE TELECOMMUNICATIONS ACTIVITIES TO DEUTSCHE BAHN

Vodafone Group Plc ("Vodafone") announces that Arcor AG & Co. ("Arcor"), a 73.6% subsidiary of Vodafone AG has agreed terms for the sale of its railway specific fixed-line telecommunications business, Arcor DB Telematik GmbH ("Telematik"), to the Deutsche Bahn AG group ("Deutsche Bahn"), the German state owned railway operator, for a total consideration of €1.15 billion (£713.23 million) in cash. This transaction will allow Arcor to focus on its core fixed-line telecommunications business.

The transaction is structured to result in Arcor selling Telematik's physical infrastructure to Deutsche Bahn. Arcor will also sell 49.9% of Telematik's equity to Deutsche Bahn and enter into a put/call arrangement governing the remaining 50.1%, which will be exercisable at the earliest from 1 July 2002. Deutsche Bahn remains an 18.2% shareholder in Arcor, but will lose its special rights, including its veto rights on key decisions.

The sale is expected to complete by April 2002. The transaction has been approved by the Arcor Supervisory Board and is subject to approval by Arcor's shareholders and regulatory approvals.

Arcor and Vodafone were advised by UBS Warburg.

- ends -

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

More/...

Tavistock Communications
Lulu Bridges
John West
Tel: +44 (0) 20 7600 2288

UBS Warburg
Warren Finegold
Charles Butterworth
Tel: +44 (0) 20 7567 8000

NOTES TO EDITORS:

Arcor AG & Co. is the second largest fixed-line telecommunications provider in Germany. With its own Germany-wide voice and data network covering more than 40,000 km, Arcor utilises the latest technologies to offer its clients a full range of services for voice and data transfer, including complete ISDN/DSL connection services.

The main shareholders in Arcor are Vodafone Group Plc, Deutsche Bahn AG and Deutsche Bank AG.

For more information: http://www.arcor.de

2002/008
24 January 2002

VODAFONE, IBM AND MOTOROLA RESEARCH MOBILE DEVICE MANAGEMENT TO DELIVER ENHANCED SERVICES TO CUSTOMERS

Industry leaders combine mobile services, mobile telephony and technology management strengths to simplify the provision of mobile devices to customers

Vodafone Group Plc ("Vodafone"), IBM and Motorola Inc. today announced their collaboration to research Device Management technologies as a means to deliver enhanced mobile services to customers. Vodafone, Motorola and IBM will be testing Device Management services on GPRS and 3G networks to enhance customers' experience and minimise the cost of service delivery and support.

Device Management is the generic term used for technology which enables service providers to:

- Configure mobile devices on behalf of the end user (from the point of sale onwards)
- Monitor and troubleshoot service performance
- Install or upgrade device software

Device Management will ensure customers enjoy a "pay and play" experience with immediate access to their chosen services and upgrades, without having to physically visit a Customer Support Centre.

Service providers and enterprises will also benefit by reducing the major cost streams associated with customer support and administration.

The widespread deployment of Device Management capabilities has clear benefits for all parties: consumers, enterprise customers, manufacturers and service providers. To this end, IBM, Motorola and Vodafone recognise the importance of a standardised approach. The three companies are members of 3GPP, TMF and SyncML Initiative Ltd, the latter of which will publish a comprehensive set of mobile industry specifications for device management in the first quarter of 2002.

More/...

Vodafone Group Plc
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
Telephone: (07000) 500100, Facsimile: (01635) 677139
World-Wide Web Home Page http://www.vodafone.com

"Today's wireless devices and network services extend beyond voice communications to a vast array of mobile data solutions. To promote widespread adoption of these solutions, Motorola has been committed to developing and commercially deploying platforms supporting industry standards such as SyncML for mobile data management," said Ralph Pini, chief technical officer of Motorola's Personal Communications Sector. "Moving to a standards based approach to mobile device management is the next logical step for our industry and we are pleased to work with Vodafone and IBM to accelerate the adoption of Device Management."

Motorola is developing SyncML-based handsets and wireless solutions that will incorporate Device Management capabilities. During its trial with Vodafone and IBM at the SyncML Congress, the companies will demonstrate these new capabilities via a prototype Motorola mobile phone.

"One of the draw-backs today to the mass roll-out of data services has been the lack of common standards for Device Management. With this in mind, it's crucial to the future success of the mobile industry that high-level standards are developed now. Our collaboration efforts with Motorola and Vodafone, two renowned and highly respected innovators, also reflects IBM's commitment to the mobile/ wireless industry," said Jon Prial, Vice President of Marketing for IBM's Pervasive Computing Division.

IBM is developing User/Device Management solutions incorporating Tivoli Device Management Technology, integrating with WebSphere Everyplace Server and running them on IBM eServer pSeries servers to support these standards.

Prof. Michael Walker, Vodafone Group R&D Director, said: "With the increasing complexity of the wireless world, we cannot expect our customers to configure their own mobile devices. We need to be able to identify potential problems before they happen and supply the latest software updates to increase levels of customer satisfaction. Device Management will enable Vodafone to provide our customers with innovative services with minimum inconvenience. This will really enhance the Vodafone experience for our customers."

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About IBM

IBM is the world's leading e-business company offering a wide range of services, solutions, software and technologies that allow businesses to take full advantage of the exploding wireless market. IBM's pervasive computing and wireless solutions extend new and existing e-business applications to the emerging class of connected devices and appliances. IBM has pioneered mobile e-business across many industries, geographic locations, and the three key business segments: business-to-employee; business-to-business; and business-to-consumer. Together with our partners, we have developed mobile solutions in the health care, financial services, retail, travel, utilities, government, and public and telecommunications industries. More information about IBM can be found on the web at www.ibm.com.

The IBM eServer brand consists of the established IBM e-business logo with the following descriptive term "server" following it. The e-business logo, IBM, the IBM logo and pSeries are trademarks or registered trademarks of International Business Machines Corporation. All others are trademarks or registered trademarks are of their respective companies. For more information about IBM eServers, please go to the IBM home page at http://www.ibm.com/Servers/

IBM, Tivoli, and Tivoli Ready are trademarks or registered trademarks of International Business Machines Corporation or Tivoli Systems Inc. in the United States, other countries, or both. Other company, product, and service names may be the trademarks or service marks of others. Note to Editors: For the latest Tivoli software news and event information, visit the pressroom at www.tivoli.com/news.

About Motorola Inc

Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. These include:

- Software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers.

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- Digital and analog systems and set-top terminals for broadband cable television operators.
- Embedded semiconductor solutions for customers in the networking and computing, transportation, wireless communications and imaging and entertainment industries.
- Embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and industrial markets.

Sales in 2000 were $37.6 billion.

Motorola and its subsidiary Starfish Software are founding members of the SyncML Initiative, and leaders in delivering SyncML-based device and data mobility solutions platforms for carriers, device manufacturers and software infrastructure companies. For more information, please visit

http://www.motorola.com or http://www.starfish.com.

About Vodafone Group Plc

Vodafone is the world's leading mobile operator with 28 operators across 5 continents and more than 100m proportionate customers. For further information please visit www.vodafone.com

For further information contact:

Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Investor Relations Manager
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications (for Vodafone):
Lulu Bridges/John West
Tel: +44 (0) 20 7600 2288

IBM Software Business:
Juliet Weatherley
Tel: +44 1753 780819
Fax: +44 1753 780899
E-mail: Juliet@uk.ibm.com

Text 100 (for IBM):
David Reeks
Tel: +44 208 996 4136
Fax: +44 208 996 1236
Email: davidr@text100.co.uk

Motorola:
Sue Frederick
Tel: + 847 523 6555
E-mail: sue.frederick@motorola.com

Motorola
David Rudd
Tel: + 847 576 7089
Email: david.rudd@motorola.com

2002/007

22 January 2002

VODAFONE TOPS 100 MILLION CUSTOMERS

Vodafone Group Plc ("Vodafone") today announces that it has connected 100 million Vodafone customers through its networks in 28 countries around the world, underlining its position as the world's mobile communications leader.

Sir Christopher Gent, Chief Executive of Vodafone, said:

"Vodafone has increased its customer base more than ten fold in the past three years. This has been achieved both through good sustained organic customer growth and through our successful geographic expansion.

"Last year we realigned our growth strategy from general market growth to a more targeted, segmented approach. However, in this financial year overall, customer growth has been stronger than anticipated and the recent Christmas quarter additions were in line with our expectations."

- ends -

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Head of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Jon Earl, Senior Investor Relations Manager

Darren Jones, Senior Investor Relations Manager

Tel: +44 (0) 1635 673310

More/...

Tavistock Communications

Lulu Bridges / John West

Tel: +44 (0) 20 7600 2288

NOTES TO EDITORS:

Details of customer numbers for the quarter ended 31 December 2001 will be provided with other key performance indicators on 29 January 2002.

Customer numbers are on a proportionate basis, reflecting the equity ownership of the Group in its respective operators.

news release | vodafone

2002/005

21 January 2002

PANAFON-VODAFONE BECOMES VODAFONE

Vodafone Group Plc announces that its Greek subsidiary, Panafon-Vodafone, has today migrated to the single Vodafone brand.

Panafon adopted the dual brand of Panafon-Vodafone a year ago as part of the Vodafone global brand migration strategy. The strategy of dual branding has enabled the introduction of the Vodafone name into local markets, building upon the brand equity of the local brand. With the dual brand firmly established within the local market, Vodafone operators have been able to migrate successfully to the single Vodafone brand.

Both Vodafone in Portugal and Vodafone in Spain migrated their brands to the single Vodafone brand in October 2001, ahead of schedule, due to the successful implementation of their respective dual brand strategies. Early and strong customer recognition of the Vodafone brand and its values were a key factor in the decision to single brand ahead of schedule in both cases. Similarly in Greece, an 81% recognition and acceptance rating of the Vodafone brand has enabled the move to Vodafone from Panafon-Vodafone.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone Group Plc, said:

"The clear message from our customers is that they believe the Vodafone brand has enormous value, allowing them to be part of the world's mobile communications leader. This is the result of our successful brand migration strategy, building upon the existing brand's strengths ahead of the single Vodafone brand.

"We are continuing to implement our global Vodafone brand recognition campaign ahead of migration to the single brand. Vodafone D2 in Germany has announced it will migrate to the Vodafone brand in March and Europolitan Vodafone in Sweden is conducting a Vodafone recognition campaign ahead of its migration to the single brand in April. J-Phone in Japan is also now dual branded J-Phone Vodafone. Our other dual branded subsidiaries in Egypt, Ireland, Italy and The Netherlands will migrate to the Vodafone brand over the course of this year.

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Vodafone Group Plc
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
Telephone: (07000) 500100, Facsimile: (01635) 677139
World-Wide Web Home Page http://www.vodafone.com

"Vodafone is moving rapidly towards a single, global brand that our customers will associate with ease of use and seamless service access, helping to drive increasing usage of Vodafone's global services."

- ends -

For further information contact:

Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
Tel: +44 (0) 20 7600 2288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 8, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary